10026434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WULFF HANSEN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 CALIFORNIA ST. SUITE 1000
(No. and Street)

SAN FRANCISCO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Charles (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURR PILGER MAYER
(Name – *if individual, state last, first, middle name*)

600 CALIFORNIA ST. (Address) SAN FRANCISCO (City) CA (State) 94108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher D. Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff Hansen & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WANDA M. CONTINEDDI-RAMOS
COMM. #1805753
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires July 18, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WULFF, HANSEN & CO., INC.

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Wulff, Hansen & Co., Inc.:

We have audited the accompanying statements of financial condition of Wulff, Hansen & Co., Inc. (the Company) as of December 31, 2009 and 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wulff, Hansen & Co., Inc. at December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 23, 2010

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

WULFF, HANSEN & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS	2009	2008
Cash and cash equivalents	$ 1,414,172	$ 2,124,882
Cash segregated for the exclusive benefit of customers	649,000	126,000
Deposits with clearing organizations and others, held in cash	40,351	41,413
Securities owned	969,869	543,058
Receivable from customers and dealers	542,436	643,051
Prepaid expenses	75,110	67,156
Other receivables	25,379	19,975
Deferred tax asset	75,000	79,000
Investments	16,213	16,749
Furniture and equipment, net of accumulated depreciation of $114,225 and $111,986 in 2009 and 2008, respectively	4,311	6,550
Leasehold improvements, net of accumulated amortization of $204,113 and $173,495 in 2009 and 2008, respectively	-	30,618
Other assets	13,508	13,508
Total assets	$ 3,825,349	$ 3,711,960
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$ 192,196	$ 206,214
Payable to broker/dealers	111,288	345,298
Payable to customers	1,052,881	668,549
Payable to non customers	36,057	16,057
Deferred rent	-	38,412
Total liabilities	1,392,422	1,274,530
Commitments.		
Stockholders' equity:		
Preferred stock, 6% cumulative, par value $100 per share; authorized 4,000 shares; none issued	-	-
Common stock, no par value; authorized 20,000 shares; issued and outstanding 382 and 392 shares in 2009 and 2008, respectively	242,328	242,328
Retained earnings	2,190,599	2,195,102
Total stockholders' equity	2,432,927	2,437,430
Total liabilities and stockholders' equity	$ 3,825,349	$ 3,711,960

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

Organization

Wulff, Hansen & Co., Inc. (the Company) was incorporated in December 1931, and is engaged in the investment securities business. In the course of its business, the company holds securities for the benefit of customers. The Company is a clearing broker, as well as using other clearing organizations for the execution of trades, and does not maintain any margin accounts. The company operates primarily in California and the majority of sales are within the municipal bond, stock, and mutual fund markets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Securities Owned

Securities owned are composed of primarily municipal government obligations that are bought and held principally for the purpose of selling them in the near term. They are reported at fair market value with unrealized gains and losses included in revenue (see Note 4).

Investments

Investments are composed of stock in the Nasdaq system and stock in the Depository Trust and Clearing Corporation, an industry-owned clearinghouse owned by its participants. The investments are reported at fair market value with unrealized gains and losses included in revenue.

In the fiscal year ended December 31, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which was primarily codified into Topic 820 – Fair Value Measurements in the Accounting Standards Codification (ASC). ASC 820 applies to all financial instruments that are measured and reported on a fair value basis.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information

Continued

1. **Summary of Significant Accounting Policies**, continued

Investments, continued

according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1–Quoted market prices in active markets for identical assets.

Level 2–Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3–Unobservable inputs that are not corroborated by market data.

The Company's investment in NASDAQ common stock is classified as Level 1. The Company's investment in common stock of the Depository Trust and Clearing Corporation is classified as Level 3 (see Note 4).

Furniture and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Leasehold Improvements

Leasehold improvements are recorded at cost and amortized over the shorter of their estimated useful lives or the terms of the applicable lease.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Continued

1. **Summary of Significant Accounting Policies**, continued

Income Taxes, continued

The Financial Accounting Standards Board (FASB) has issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which was primarily codified into Topic 740 – Accounting for Income Tax (ASC 740). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, which was primarily codified into ASC 740 – Accounting for Income Tax in the ASC. ASC 740 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. In addition, ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company adopted the provisions of FASB interpretation for the accounting of uncertainties in income taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with U.S. generally accepted accounting principles. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of uncertain tax positions did not have any impact on the financial position of the Company. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

Revenue Recognition

The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

Continued

1. **Summary of Significant Accounting Policies**, continued

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165), which was primarily codified into ASC Topic 855 – Subsequent Events (ASC 855). ASC 855 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. ASC 855 is effective for fiscal periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's disclosures.

FASB Codification

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, which was primarily codified into ASC Topic 105 - Generally Accepted Accounting Standards (ASC 105). This standard is the single source of authoritative nongovernmental GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. This standard reorganizes a large number of pronouncements issued by various standard setters into roughly 90 accounting topics and displays them using a consistent structure. The Codification is effective for interim or annual financial periods ending after September 15, 2009 and therefore was adopted by the Company for reporting in fiscal year ended December 31, 2009. The adoption of ASC 105 did not have a material impact on the Company's statements of financial condition, statements of income, statements of changes in stockholders' equity, and cash flows.

2. **Cash and Cash Equivalents**

The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of FDIC insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration.

3. **Cash Segregated for the Exclusive Benefit of Customers**

Securities and Exchange Commission Rule 15c3-3 requires brokers and dealers to maintain a special reserve bank account for the exclusive benefit of its customers.

Continued

4. **Fair Value Measurements**

Securities owned and investments at December 31, 2009 are recorded at fair value as follows:

	Level 1	Level 2	Level 3	Balance as of December 31, 2009
Securities owned–municipal government obligations, at fair value	$ 969,869	$ -	$ -	$ 969,869
Investments:				
Stock in the Nasdaq system	$ 5,946	$ -	$ -	$ 5,946
Stock in Depository Trust and Clearing Corporation	-	-	10,267	10,267
Total investments, at fair value	$ 5,946	$ -	$ 10,267	$ 16,213

The following table provides a reconciliation of the beginning and ending balances for the investment in a privately held company measured at fair value using significant unobservable inputs (Level 3):

Balance as of January 1, 2009	$ 9,336
Total gains (losses)	-
Included in net income	-
Purchases, issuances, and settlements	931
Transfers in and/or out of Level 3	-
Balance as of December 31, 2009	$ 10,267

5. **Receivable from Customers and Payable to Customers**

Receivable from customers and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

6. **Payable to Broker/Dealers**

Payable to broker/dealers represents fees payable to clearing organizations for the execution of trades, various interest and dividend claims outstanding, and securities failed to receive.

7. **Income Taxes**

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the use of different depreciation methods for book and tax reporting that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2009 and 2008, respectively, the net deferred assets (liabilities) consist of the following components:

	2009	2008
Deferred tax assets:		
Accrued expenses	$ 34,000	$ 36,300
Other	(6,600)	12,800
Net operating loss carryforward	14,600	8,800
Fixed asset basis difference	33,000	21,100
Total deferred tax assets	$ 75,000	$ 79,000

There was no valuation allowance for the years ended December 31, 2009 and 2008. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the years ended December 31, 2009 and 2008 primarily results from changes in the surtax exemptions, permanent differences, and net operating losses.

At December 31, 2009, the Company had approximately $58,000 federal net operating loss carryforwards that are available to reduce future taxable income which will begin to expire in 2027.

Under recently enacted provisions of the Internal Revenue Code, the Company was able to carry back the current year tax net operating loss to 2004 resulting in a tentative tax refund of approximately $20,000.

Continued

8. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. In addition, the Company may make discretionary contributions to the Plan. No such discretionary contributions were made in 2009 or 2008.

9. **Commitments**

Operating Leases

The Company leases real property under an operating lease agreement effective October 1, 2009 that expires on September 30, 2014. The Company has a lease agreement for an office site in Reno, Nevada, that expires on June 30, 2010. Occupancy expense for the years ended December 31, 2009 and 2008 was $129,045 and $115,792, respectively.

The future minimum lease payments for operating leases at December 31, 2009 are as follows:

	Payments
Year ending December 31:	
2010	$ 156,396
2011	150,000
2012	150,000
2013	150,000
2014	112,500
Total	$ 718,896

Line of Credit

The Company has a line of credit with a bank collateralized by investments, whereby the aggregate outstanding borrowings cannot exceed $1,000,000 and has interest payable at the bank reference rate. The line of credit agreement requires collateral of $1,000,000 to secure this line of credit. However, at December 31, 2009 and 2008, there were no outstanding advances under the line of credit.

From time to time the Company also employs a renewable daylight loan facility which is required to be secured by the unsold bonds of a specific underwriting.

10. **Off-Balance-Sheet Risk**

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash or delivery-versus-payment basis. Securities transactions are subject to the risk of counter-party or customer non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Continued

10. **Off-Balance-Sheet Risk**, continued

The Company also has contractual commitments arising in the ordinary course of business for bank loans, stock loans, securities sold but not yet purchased, repurchase agreements and securities transactions on a when-issued basis. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2009.

11. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $2,124,857, which was $1,874,857 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .66 to 1.

12. **Subsequent Events**

In accordance with ASC 855 – Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

ADDITIONAL REPORT

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In planning and performing our audits of the financial statements of Wulff, Hansen & Co., Inc. (the Company), for the years ended December 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 23, 2010

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Wulff, Hansen & Co., Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Wulff, Hansen & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Wulff, Hansen & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Wulff, Hansen & Co., Inc.'s management is responsible for Wulff, Hansen & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (which included bank statements and/or check copies) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (which included general ledger detail support or other internal client prepared reconciliations) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 23, 2010

Member of The Leading Edge Alliance

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000292 FINRA DEC
WULFF HANSEN & CO 17*17
351 CALIFORNIA ST STE 1000
SAN FRANCISCO CA 94104-2411

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Cook 415-421-8900

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,999.27
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,794.98)
   7-27-09
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 3,204.29
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,204.29
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,204.29
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wulff Hansen & Co
(Name of Corporation, Partnership or other organization)

Alan C Cook
(Authorized Signature)

CFO/Controller
(Title)

Dated the 19 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,715,338
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,715,338
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	137,875
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,283
(4) Reimbursements for postage in connection with proxy solicitation.	516,357
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	6,115
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	715,630
2d. SIPC Net Operating Revenues	$ 1,999,708
2e. General Assessment @ .0025	$ 4,999.27

(to page 1 but not less than $150 minimum)

WULFF, HANSEN & CO., INC.

REPORT ON AUDITS OF FINANCIAL STATEMENTS

for the years ended December 31, 2009 and 2008

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document